FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

PACIFIC RIM MINING CORP. (the "Company")
#1050 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Tel: 604-689-1976
Fax: 604-689-1978

ITEM 2.	DATE OF MATERIAL CHANGE

October 8, 2010

ITEM 3.	NEWS RELEASE

Issued October 8, 2010 and distributed through the facilities of Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Further to its news release dated September 21, 2010, the Company has closed its non-brokered private placement raising gross proceeds of $3,332,000.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has closed its non-brokered private placement (the "Offering") pursuant to which it raised gross proceeds of $3,332,000 through the issuance of 19,600,000 units (the "Units") of the Company. Each Unit consists of one common share (a "Share") and one-half of one non-transferable share purchase warrant (a "Warrant"), with each whole Warrant entitling the holder to acquire one additional common share of the Company for a period of 24 months at an exercise price of $0.30. The Company reserves the right to accelerate the exercise period of the Warrants should the Shares trade on the Toronto Stock Exchange above a volume weighted average price of $0.50 for 20 consecutive trading days.

The Company has also issued 660,000 warrants (the "Finder’s Warrants"), representing 6% of the total number of Units sold to subscribers introduced by certain finders (the "Finders"), and issued 660,000 units (the "Finder's Units") to the Finders in payment of Finder's fees of 6% of the proceeds raised by subscribers introduced by the Finders. The Finder's Units were issued at a deemed cost of $0.17 per Finder's Unit and consist of the same securities as the Units offered to the Purchasers. Each whole Finder's Warrant entitles the holder to purchase one additional common share of the Company on the same terms as the Warrants.

The Shares, Warrants, Finder’s Warrants and the shares and warrants comprising the Finder's Units are subject to a four-month hold period as required under applicable Canadian securities law, expiring February 9, 2011. The common shares issuable on exercise of the Warrants, Finder's Warrants and warrants underlying the Finder's Units will also be subject to a four month hold period expiring on February 9, 2011.

David Fagin, a director of the Company, participated in the Offering and acquired 60,000 Units. In connection with the Offering, David Fagin entered into subscription agreements with the Company on the same terms as the arm’s length investors in the Offering.

The Offering is, to that extent, a "related party transaction" under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Administrators. However, the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that neither the fair market value of the Units being acquired by Mr. Fagin, nor the consideration received by the Company for such Units, exceeds 25% of the Company's market capitalization calculated in accordance with MI 61-101.

Prior to the completion of the Offering, David Fagin held 163,000 common shares of the Company and securities exercisable to acquire an additional 625,000 common shares of the Company, representing in total approximately 0.60% of the Company's then issued and outstanding shares on a partially-diluted basis. Pursuant to the Offering, Mr. Fagin acquired 60,000 Units and accordingly, on completion of the Offering, would hold 878,000 common shares of the Company, representing approximately 0.58% of the Company's issued and outstanding shares on a partially-diluted basis, assuming full exercise of all options and warrants which he currently holds.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

The proceeds of the Offering will be used for exploration work, legal expenditures and for general corporate purposes.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Barbara Henderson, Corporate Secretary
Telephone: (604) 689-1976

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 8th day of October, 2010.